DLA Piper US LLP
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

November 14, 2007

BY HAND DELIVERY AND EDGAR

Michael McTiernan, Special Council

Elaine Wolff, Branch Chief
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561 CF/AD8
Washington, D.C. 20549

                Re:      Behringer Harvard Opportunity REIT II, Inc.

                            Pre-effective Amendment No. 3 to Registration Statement on Form S-11

                            Filed on November 14, 2007

                            File No. 333-140887

                                (Confidential, For Use of the Commission Only)

Dear Ms. Wolff and Mr. McTiernan:

On behalf of our client, Behringer Harvard Opportunity REIT II, Inc. (the “Company”), a Maryland Corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 3 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 3”).

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 3 along with four additional copies marked to indicate the location of changes from the Company’s Amendment No. 2 to the registration statement filed on July 20, 2007, together with copies of this response letter as filed with the Commission.

As the Staff had no comments to the Company’s Amendment no. 2, we would like to explain the primary changes reflected in Amendment No. 3.  (Please note that page references refer to the marked paper copies.)

1.                        The Company filed the following agreements as Exhibits to Amendment No. 3: the Form of Advisory Management Agreement, the Form of Property Management and Leasing Agreement, the Employee and Director Long-Term Incentive Plan, and the Form of License Agreement.  Similarly, after filing the form of tax and legal opinions with Amendment no. 2, these opinions have been filed as executed exhibits to this Amendment No. 3.

2.                        At the request of state securities examiners, we added a risk factor regarding infrastructure assets to the cover of the prospectus.  We also added a risk factor within the main body of the prospectus with respect to the fact that the Company’s “list or liquidate date” can be postponed by the board of directors.  (p. 47)

3.                        We revised the description of the convertible stock held by Behringer Harvard Holdings to improve the consistency and accuracy of the disclosure and to reduce redundancy.  (pp. 6, 16, 42, 93-4, 100, 108-9, 164)

4.                        We revised the disclosure regarding the Company’s exit strategy to more precisely reflect the provisions of its charter and for consistency throughout the prospectus.  (pp. 9, 17, 26, 53, 113, 126-7)

5.                        In response to a comment from FINRA, the Company has changed the payment provisions with respect to organization and offering expenses.  Previously, a non-accountable, fixed amount was paid to cover organization and offering expenses.  Now, the Company must reimburse actual organization and offering expenses borne by the advisor, subject to a cap.  (p. 13, 78, 79, 92, 98, 185, II-1)

6.                        The Company revised the limitations on development fees payable to the advisor such that they can be paid in some circumstances when the advisor has also earned acquisition fees.  (p. 14, 22, 99, 110, 119)

7.                        Given the Alston & Bird class letter regarding Regulation M, the Company has adopted its share redemption program.  The disclosure also reflects some technical revisions to the program as well as improvements to the readability of the description of the program.  (pp. 18, 169-173)

8.                        The Company moved the provisions regarding the use of the “Behringer Harvard” name from the advisory management agreement to a separate License Agreement (p. 92) and added a risk factor about its right to use the “Behringer Harvard” name (p. 47).

9.                        The Company’s independent directors have been appointed, and their bios have been added.  (p. 86)

10.                  In the prior Performance Summary, we added disclosure about the source of distribution payments (which payments were not covered by cash flow from operations) by other public programs sponsored by Behringer Harvard Holdings.  (p. 137)

We would also like to confirm to the Staff that as of the date of this letter the Company has submitted any sales literature for Staff review.

As counsel to the Company, we greatly appreciate the Staff’s assistance in processing this filing.  If you should have any questions about this letter or require any further information, please call me at (919) 786-2002.

Very truly yours,

DLA PIPER US LLP

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

cc:           Cicely LaMothe, Accounting Branch Chief

                Rachel Zablow, Staff Accountant

                Gerald J. Reihsen, III, Behringer Harvard Opportunity REIT II, Inc.